UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F1

Notification of Election Pursuant to Rule 18f-1
Under the Investment Company Act of 1940

ASTRAL INVESTMENTS TRUST
Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Atlanta and the state of Georgia on the 1st day of June, 2007.

ASTRAL INVESTMENTS TRUST

Signature

/s/ John Robert Jones

___

(Name of Registrant)

By

/s/ John Robert Jones

_______

John Robert Jones

President

Attest:

_/s/ Kelly A. Sheehan_________

Kelly A. Sheehan

Secretary